Exhibit 12.2

HRPT PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

(dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2008	2007	2007 (1)	2006 (1)	2005 (1)	2004 (1)	2003 (1)
Earnings:
Income from continuing operations	$65,149	$73,915	$94,320	$221,910	$127,213	$138,942	$95,210
Equity in earnings and gains (losses) on equity transactions of equity investments	—	—	—	(119,423)	(26,115)	(45,443)	(23,525)
Fixed charges before preferred distributions	134,577	126,701	171,459	165,903	143,663	118,212	101,144
Distributions from equity investments	—	—	—	5,387	22,646	24,572	27,404
Capitalized interest	—	(489)	(489)	(335)	—	—	—
Adjusted Earnings	$199,726	$200,127	$265,290	$273,442	$267,407	$236,283	$200,233

Fixed Charges and Preferred Distributions:
Interest expense (including amortization of debt discounts, premiums and deferred financing fees)	$134,577	$126,212	$170,970	$165,568	$143,663	$118,212	$101,144
Capitalized interest	—	489	489	335	—	—	—
Preferred distributions	38,001	46,204	60,572	44,692	46,000	46,000	46,000
Combined Fixed Charges and Preferred Distributions	$172,578	$172,905	$232,031	$210,595	$189,663	$164,212	$147,144

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.2x	1.2x	1.1x	1.3x	1.4x	1.4x	1.4x

(1)   Reclassifications have been made to the prior years’ financial statements to conform to the current year’s presentation.